

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 9 2008

Washington, DC
110

SEC FILE NUMBER
8 - 52843



08030507

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 10th Floor
                                    (No. and Street)

New York   New York   10013
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter   (212) 219-6080
                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                (Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068
     (Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information*
                          contained in this form are not required to respond unless the form displays
                          a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Michael Richter_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Lime Brokerage LLC_____ , as of _____December 31_____ ,20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIME BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

LIME BROKERAGE LLC
(a limited liability company)

CONTENTS

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in the accompanying supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2008

1

LIME BROKERAGE LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	10,098,958
Due from Clearing Brokers		659,180
Due from other brokers		5,889,615
Property and equipment (less accumulated depreciation of $1,517,721)		1,603,516
Other assets		556,827
Total Assets	$	18,808,096

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to other brokers	$	3,284,140
Accrued expenses and other liabilities		1,353,486
Total Liabilities		4,637,626
Member's equity		14,170,470
Total Liabilities and Member's Equity	$	18,808,096

1. **ORGANIZATION AND BUSINESS ACTIVITY:**

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Lime Brokerage Holdings, LLC ("Holdings"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), an entity created though the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange, the Commodity Futures Trading Commission (the "CFTC") and the National Futures Association (the "NFA). The Company conducted business on a fully disclosed basis with Goldman Sachs Execution & Clearing, L.P. ("GSEC") and Penson Financial Services, Inc. ("Penson") pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(ii).

On December 31, 2007, the members of the Company transferred all of their respective ownership interests in the Company to Holdings for an equal number of Class A units of Holdings, thereby making the Company a wholly owned subsidiary of Holdings. On that same date, the Company also distributed investments totaling $7,388,145 and cash of $2,900,000 to Holdings.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

The Company records commission, fee and rebate revenues on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the remaining life of the lease.

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company values investments for which there is no ready market at fair value as determined by the Company's management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investment existed.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):**

The Company complies with the Statement of Financial Accounting Standards "SFAS" No. 109 "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. No provision is made in the accompanying financial statements for liabilities for federal and state income taxes since such liabilities are the responsibility of the members of Holdings. The Company is subject to New York City unincorporated business taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company complies with SFAS No. 123(R) "Accounting for Stock-Based Compensation (Revised)," which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award (with limited exceptions).

3. **DUE FROM/TO CLEARING BROKERS:**

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearance agreements. At December 31, 2007, the Due from Clearing Brokers includes required deposits aggregating $700,000 with the Clearing Brokers pursuant to the clearance agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

4. **DUE FROM/TO OTHER BROKERS:**

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At December 31, 2007, $5,889,615 of net rebates were due from ECNs and Exchanges.

5. PROPERTY AND EQUIPMENT:

Details of property and equipment at December 31, 2007 are as follows:

Leasehold improvements	$	978,558
Furniture		103,773
Office equipment		193,658
Computer equipment		1,845,248
		3,121,237
Less accumulated depreciation and amortization		1,517,721
	$	1,603,516

6. INVESTMENTS:

On January 2, 2007, the Company made an investment in a private software company at a cost of $1,630,000. On December 31, 2007, the above investment, as well as the Company's previous investment in a private entity, was distributed to Holdings. The combined fair value of these two investments was $7,388,145.

7. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to an agreement between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these amounts to date.

8. MEMBER'S EQUITY:

Member's equity consists of the following at December 31, 2007:

Common units, authorized 1,000,000 units, issued and outstanding 655,500 units	$ 2,347,780
Additional paid in capital	727,030
Accumulated earnings	11,095,660
	$14,170,470

9. OPTION PLAN:

On August 7, 2000, the Company established an option plan (the "Plan") for certain employees, members or service providers of the Company and its affiliates.

The Plan provides for the issuance of options to purchase a maximum of 400,000 common units. The granting of options is at the sole discretion of the Board of Directors. Option grants will have an exercise price not less than the fair market value at the date of grant. Generally, options vest 25% per year on a quarterly basis and are not exercisable until the seventh anniversary date of the grant or upon certain changes in ownership control of the Company, as defined, whichever is earliest to occur, and expire on the tenth anniversary.

During the year ended December 31, 2007, the Company recognized compensation expense of $552,859 relating to such option grants.

On December 31, 2007, all holders of vested and unvested options in the Plan relinquished their rights under the Plan in exchange for options of Class A units of Holdings under an options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Plan are substantially the same in the Holdings Plan. The Company will continue to reflect the appropriate charges associated with options granted to its employees in the Holdings Plan.

A summary of the status of the Company's options as of December 31, 2007, and changes during the year then ended, is presented below:

	Number of Units	Weighted-average Exercise Price
Outstanding at beginning of year	142,068	$ 26.31
Granted	28,700	135.50
Exercised	(43,500)	0.04
Buyback	(10,500)	18.81
Forfeited	(3,262)	77.51
Options in Holdings outstanding at end of year	113,506	$ 63.20

9. **OPTION PLAN**
   (CONTINUED):

During the year ended December 31, 2007, certain holders of options forfeited 3,262 of unvested options, and the Company bought back 10,500 of fully vested options. Payments totaling $188,835 were made in exchange for the options bought back.

The total compensation cost not yet recognized of $1,963,076 (for non-vested awards) has a weighted average period of 5.95 years over which the compensation expense is expected to be recognized.

During the year ended December 31, 2007, 43,500 options, which had been granted at $0.04 per unit, were exercised.

At December 31, 2007 the following options were outstanding:

Options Outstanding	Exercise Price	Percent Vested at December 31, 2007	Approximate Remaining Life of Options
42,000	$ 0.04	100.00%	2.6
6,000	0.36	100.00%	3.6
3,375	24.67	87.27%	5.5
15,633	57.57	93.75%	6.6
1,875	74.97	37.50%	8.3
44,623	135.50	19.25%	9.1

The Company uses the Black-Scholes option-pricing model to determine the fair value of option grants made in 2007 and previously. The following assumptions were applied in determining compensation costs:

Risk-free interest rate	4.31-5.13%
Expected option term	7 years
Expected price volatility	25%
Dividend yield	0%

The grant date weighted-average fair value of the 28,700 options that were granted during 2007 was $52.21.

10. NET CAPITAL REQUIREMENT:
The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2007, the Company's net capital was $6,120,512, which was $5,811,337 in excess of its minimum requirement of $309,175. The ratio of aggregate indebtedness to net capital was 0.76 to 1.

11. COMMITMENTS:
On August 1, 2001, the Company entered into a noncancellable operating lease for office space with a company affiliated through common ownership. The lease, as amended, expires on December 31, 2008. Rent paid to this affiliate amounted to approximately $200,000 for the year ended December 31, 2007.

On June 30, 2005, the Company entered into a noncancellable operating lease for a data center facility. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended December 31, 2007 amounted to approximately $73,000.

On September 1, 2006, the Company entered into a noncancellable operating lease for an international business development office. The lease, as amended, expires on August 31, 2008. Rent paid for the year ended December 31, 2007 amounted to approximately $37,000.

On October 1, 2006, the Company entered into a noncancellable operating lease for a technology development center. The term of this lease is for five years ending on September 30, 2011. Rent paid for the year ended December 31, 2007 amounted to approximately $373,000.

As of December 31, 2007, future minimum lease payments due under the leases are approximately as follows:

Year ending December 31,

2008	$676,000
2009	470,000
2010	487,000
2011	396,000
2012	77,000
Thereafter	374,000
	$2,480,000

11. COMMITMENTS (CONTINUED):

The Company subleases to affiliates space in its technology development center and its data center. For the year ended December 31, 2007, income from these subleases amounted to approximately $439,000, which is included in other income on the Statement of Operations.

12. RELATED PARTY TRANSACTIONS:

As of December 31, 2007, the Company had outstanding loans to employees and related accrued interest receivable of $121,975, which is included in other assets on the Statement of Financial Condition.

For the year ended December 31, 2007, the Company earned approximately 46% of its net commissions in connection with transactions executed on behalf of customers which are affiliated through common ownership.

During the year ended December 31, 2007, the Company entered into expense sharing transactions with related parties. As of December 31, 2007, the Company was due $76,008 from related parties, and owed $10,226 to a related party. These amounts are included in other assets and accrued expenses and other liabilities, respectively, on the Statement of Financial Condition.

LIME BROKERAGE LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2007

Credits - Member's equity	$14,170,470
Debits:	
Nonallowable assets:	
Due from other brokers	5,889,615
Property and equipment, net	1,603,516
Other assets	556,827
Total debits	8,049,958
Net capital	6,120,512
Minimum net capital requirement (Under SEC Rule 15c3-1) - the greater of $100,000 or 6.67% of aggregate indebtedness	309,175
Minimum net capital requirement (Under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement	309,175
Excess net capital	$ 5,811,337
Aggregate indebtedness	$ 4,637,626
Ratio of aggregate indebtedness to net capital	.76 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2007.

